TO THE BOARD OF DIRECTORS OF CLAIRE TECHNOLOGIES, INC.:


         I hereby tender my resignation as President of Claire Technologies, Inc. as provided for in Article IV, Section 5 of the Company's bylaws. I further tender my resignation as a director of Claire Technologies, Inc. as provided for in Article III, Section 9 of the Company's bylaws. As provided in the bylaws, my resignation as President shall be effective as of the date of this letter and my resignation as a director shall be effective upon the acceptance of this resignation by the Board of Directors.

Dated: September 30, 1998


                                                              /s Jan Wallace
                                                              --------------
                                                              Jan Wallace